

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2015

Via E-Mail
Patrick T. Duerr, Esq.
Honigman Miller Schwartz and Cohn LLC
2100 First National Building
660 Woodward Avenue
Detroit, MI 48126

Re: Tecumseh Products Company
Schedule 14D-9 filed August 24, 2015
SEC File No. 005-30158

Dear Mr. Duerr:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Past Contacts, Transactions, Negotiations and Agreements, page 2

1. You refer security holders to various other documents in the first paragraph of this section. Revise your disclosure to include the disclosure required by Schedule 14D-9 in the document delivered to security holders. Additionally, tell us whether you intend to circulate a supplement with this disclosure.

Compensation Arrangements Entered Into in Connection with the Merger, page 11

2. We note that in several of the tables included in this section you placed an asterisk next to Mr. Karp's name but have not included an explanation of its meaning. Please revise.

Background of Offer, page 18

3.   Revise this section to describe the background to the execution of the new Change in Control Compensation Agreements in August 2015.

4.   Provide an update of your go-shop process.

Certain Projections, page 28

5.   Please revise your disclosure to include the full financial forecasts instead of summaries.

6.   We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Exhibits, page 43

7.   Please tell us why you have not filed the Change in Control Compensation Agreements as exhibits to your Schedule 14D-9.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions